Exhibit 99.4

AMENDMENT NO. 1 dated as of May 5, 2015 (this “Amendment”), to the Credit Agreement dated as of January 26, 2011 (as amended, supplemented or modified prior to the date hereof, the “Credit Agreement”; and as amended by this Amendment, the “Amended Credit Agreement”), by and among UCI INTERNATIONAL, LLC, a Delaware limited liability company (formerly known as UCI International, Inc.) (the “Closing Date Borrower”), UCI HOLDINGS LIMITED, a New Zealand limited liability company (“Holdings”), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation (“Acquisition Holdings (No. 1)”), UCI ACQUISITION HOLDINGS (NO. 2) CORP, a Delaware corporation (“Acquisition Holdings (No. 2)”), the Subsidiary Guarantors party thereto, the Lenders party thereto, and CREDIT SUISSE AG, as administrative agent for the Lenders (in such capacity, including any successor thereto, the “Administrative Agent”).

A. Holdings has requested that the Credit Agreement be amended to, among other things, (a) amend the asset sale covenant to permit asset sales subject to pro forma compliance with a certain senior secured leverage ratio and (b) permit the addition and release of one or more Wholly Owned Subsidiaries as Borrowers.

B. The Required Lenders are willing so to amend the Credit Agreement, on the terms and subject to the conditions set forth herein.

C. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Credit Agreement.

Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Defined Terms; Interpretation; Etc. The rules of construction set forth in Section 1.02 of the Credit Agreement shall apply mutatis mutandis to this Amendment. This Amendment shall be a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

SECTION 2. Amendments. Effective as of the Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a) Section 1.01 of the Credit Agreement is hereby amended by inserting the following defined terms in the appropriate alphabetical order therein:

“Amendment No. 1” shall mean Amendment No. 1, dated as of May 5, 2015, to the Credit Agreement.

“Amendment No. 1 Effective Date” shall have the meaning assigned to the term “Effective Date” in Amendment No. 1.

(b) Section 1.01 of the Credit Agreement is hereby amended by replacing the text in clause (c) of the definition of “Change in Control” contained therein with the following: “(c) any Borrower shall cease to be a Wholly Owned Subsidiary of Holdings; it being understood that the disposition of a Borrower substantially concurrently with the release of such Borrower pursuant to Section 9.19(a) shall not constitute a Change in Control”.

(c) Section 1.01 of the Credit Agreement is hereby amended by deleting the words “; provided, however, that, if (A) Holdings shall deliver a certificate of a Financial Officer to the Administrative Agent at the time of receipt thereof setting forth the intent of Holdings and the Subsidiaries to reinvest such proceeds in productive assets of a kind then used or usable in the business of Holdings and the Subsidiaries within 365 days of receipt of such proceeds and (B) no Default or Event of Default shall have occurred and shall be continuing at the time of delivery of such certificate or at the proposed time of the application of such proceeds, such proceeds shall not constitute Net Cash Proceeds except to the extent not so used at the end of such 365-day period, at which time such proceeds shall be deemed to be Net Cash Proceeds” at the end of clause (a) of the definition of “Net Cash Proceeds” contained therein.

(d) Section 2.13(f) of the Credit Agreement is hereby amended by adding the following to the end of the first sentence thereof (but prior to the period at the end thereof):

, which notice, in the case of any prepayments required under Section 2.13(b) or Section 2.13(d), may be conditioned upon the receipt by Holdings or a Subsidiary of the Net Cash Proceeds referred to therein

(e) Section 6.05(b) of the Credit Agreement is hereby amended by amending and restating clause (iii) thereof to read as follows:

(iii) either (x) the fair market value of all assets sold, transferred, leased or disposed of pursuant to this paragraph (b) (other than the sale of any property in a sale-leaseback transaction permitted by Section 6.03 and any Specified Asset Sale) shall not exceed $50,000,000 per fiscal year, provided that such amount shall be increased by (A) the unused amount for the immediately preceding fiscal year less (B) the unused amount carried forward to such preceding fiscal year or (y) after giving effect to such Asset Sale, the Senior Secured Leverage Ratio determined on a pro forma basis would not exceed 0.75 to 1.00. The calculation of the Senior Secured Leverage Ratio shall be certified by a Financial Officer of Holdings as having been prepared in good faith and shall be conclusive absent manifest error.

(f) Section 9.01(a) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(a) if to any Borrower, Holdings or any Guarantor, to it at UCI Holdings Limited, Level 22, 20 Bond Street, Sydney NSW 2000, Australia, Attention of Helen Golding (Fax No +62 2 9268 6693), E-mail: helen.golding@rankgroup.co.nz; with a copy to Keith Zar, Vice President and General Counsel, UCI International, LLC, 1900 W. Field Court, Lake Forest, IL 60045, Fax No 847 615 6506).

(g) Section 9.19(a) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

(a) (i) Holdings or any Borrower (x) may designate one or more of its Wholly Owned Subsidiaries as a Borrower under any of the Revolving Credit Commitments or pursuant to an Incremental Assumption Agreement and (y) may designate one or more of its Wholly Owned Subsidiaries as an additional Borrower hereunder with respect to the Term Loans at any time on or after the Amendment No. 1 Effective Date; provided that, in each case (A) the Administrative Agent shall be reasonably satisfied that the Lenders of the applicable Class may make or maintain loans and other extensions of credit to such Person in such Person’s jurisdiction and in the currency or currencies requested therefor in compliance with applicable laws and regulations and without being subject to any unreimbursed or unindemnified Tax or other expense and (B) the Administrative Agent shall have received, at least five Business Days prior to the date on which such Person is proposed to become a Borrower hereunder, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including to the extent applicable, the USA PATRIOT Act. Upon the receipt by the Administrative Agent of a Borrowing Subsidiary Agreement executed by such Person, Holdings and the Borrowers, such Person shall be a Borrower and a party to this Agreement.

(ii) A Person (other than the Closing Date Borrower) shall cease to be a Borrower hereunder at such time as such Person and Holdings or the Closing Date Borrower shall have executed and delivered to the Administrative Agent a Borrowing Subsidiary Termination.

(iii) Additionally, any Person shall cease to be a Borrower hereunder at such time as no Loans, Fees or any other amounts due in connection therewith pursuant to the terms hereof shall be outstanding by such Person, no Letters of Credit issued for the account of such Person shall be outstanding and such Person and Holdings shall have executed and delivered to the Administrative Agent a Borrowing Subsidiary Termination.

(iv) The Borrowers and the Guarantors hereby acknowledge and agree that the release of any Borrower in accordance with this Section 9.19(a) shall not affect the nature or validity of their joint and several obligations in respect of the obligations, if any, of the Borrower so released, all of which shall remain in effect in accordance with the terms of this Agreement and the other Loan Documents. In connection with any termination or release of any Borrower in accordance with this Section 9.19(a), the Agents shall execute and deliver to any such Borrower, at such Borrower’s expense, all documents that such Borrower shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to the preceding sentence shall be without recourse to or warranty by the Agents.

(h) Exhibits N-1 (Form of Borrowing Subsidiary Agreement) and N-2 (Form of Borrowing Subsidiary Termination) to the Credit Agreement are hereby amended and restated in their entirety to read as set forth on Exhibit A hereto.

SECTION 3. Conditions Precedent to Effectiveness. The effectiveness of this Amendment is subject to the satisfaction or waiver of the following conditions precedent (the date on which all such conditions are satisfied or waived, the “Effective Date”):

(a) (i) The Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of (i) each Loan Party, (ii) the Administrative Agent and (iii) the Required Lenders.

(ii) On the Effective Date, (x) the representations and warranties set forth in Article III of the Credit Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, (y) no Default or Event of Default shall have occurred and be continuing, and (z) the Administrative Agent shall have received a certificate to the foregoing effect dated the Effective Date and executed by a Financial Officer of Holdings.

(iii) The Administrative Agent shall have received payment of all fees and other amounts due and payable on or prior to the Effective Date and, to the extent invoiced, reimbursement or payment of all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by the Borrowers under any Loan Document.

SECTION 4. Representations and Warranties. To induce the other parties hereto to enter into this Amendment, each Loan Party party hereto represents and warrants to the Administrative Agent and each of the Lenders, with respect to itself, that, as of the Effective Date, this Amendment has been duly authorized, executed and delivered by such Loan Party, and, subject to the Legal Reservations, constitutes a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms. The Amended Credit Agreement, subject to the Legal Reservations, constitutes a legal, valid and binding obligation of each Loan Party party thereto enforceable against such Loan Party in accordance with its terms.

SECTION 5. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances. None of (i) this Amendment or (ii) any other Loan Document executed and delivered in connection herewith shall constitute a novation, payment and reborrowing or complete or partial termination of the Obligations under the Credit Agreement and the other Loan Documents as in effect prior to the Effective Date. The Liens and security interests in favor of the Collateral Agent for the benefit of the Secured Parties securing payment of the Obligations under the Amended Credit Agreement are in all respects continuing and in full force and effect with respect to all Obligations. After the date hereof, any reference in any Loan Document to the Credit Agreement shall be deemed to refer without further amendment to the Amended Credit Agreement.

SECTION 6. Consent and Reaffirmation. Each Loan Party hereby (i) consents to this Amendment and the transactions contemplated hereby, (ii) agrees that, notwithstanding the effectiveness of this Amendment, each of the Loan Documents continues to be in full force and effect, subject to the Legal Reservations, and is hereby ratified and reaffirmed, (iii) affirms and confirms its guarantee of the Obligations and the pledge of and/or grant of a security interest in its assets as Collateral to secure the Obligations, in each case pursuant to the Loan Documents, and (iv) acknowledges and agrees that such guarantee, pledge and/or grant continue in full force and effect in respect of, and to secure, such Obligations under the Credit Agreement and the other Loan Documents, including any additional Obligations arising as a result of this Amendment.

SECTION 7. Notices. All notices hereunder shall be given in accordance with the provisions of Section 9.01 of the Amended Credit Agreement. The Administrative Agent shall promptly notify the Borrowers and the Lenders of the occurrence of the Effective Date, and such notice shall be conclusive and binding.

SECTION 8. Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same contract. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

SECTION 9. Applicable Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AMENDMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

SECTION 11. Jurisdiction; Consent to Service of Process. Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York state court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Amendment, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined only in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Amendment shall affect any right that the Administrative Agent, the Collateral Agent or any Lender may otherwise have to bring any action or proceeding relating to this Amendment against any Borrower, Holdings or their respective properties in the courts of any jurisdiction.

(a) Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Amendment in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b) Each party to this Amendment irrevocably, to the extent permitted under applicable law, consents to service of process in the manner provided for notices in Section 9.01 of the Credit Agreement. Nothing in this Amendment will affect the right of any party to this Amendment to serve process in any other manner permitted by law.

(c) Each Loan Party hereby irrevocably designates and appoints the Closing Date Borrower as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to this Amendment that may be instituted by the Administrative Agent, the Collateral Agent or any Lender in any Federal or state court in the State of New York. Each Loan Party hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to the Closing Date Borrower, with written notice of said service to such Loan Party at the address set forth in Section 9.01 of the Amended Credit Agreement shall be effective service of process for any action, suit or proceeding brought in any such court.

SECTION 12. Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

SECTION 13. Successors and Assigns. This Amendment and the Credit Agreement as amended hereby, shall bind and inure to the benefit of each of the parties hereto and each of their respective successors and assigns.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

UCI HOLDINGS LIMITED,

by
/s/ Gregory Alan Cole
Name: Gregory Alan Cole
Title: Director

UCI INTERNATIONAL, LLC,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: General Counsel, Vice President and Secretary

UCI ACQUISITION HOLDINGS (NO. 1) CORP,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UCI ACQUISITION HOLDINGS (NO. 2) CORP,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

[Signature Page to Amendment No. 1 to UCI Credit Agreement]

UCI ACQUISITION HOLDINGS (NO. 3) CORP,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UCI ACQUISITION HOLDINGS (NO. 4) CORP,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UNITED COMPONENTS, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UCI PENNSYLVANIA, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UCI-WELLS HOLDINGS, L.L.C.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

[Signature Page to Amendment No. 1 to UCI Credit Agreement]

WELLS MANUFACTURING L.P.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

UCI-AIRTEX HOLDINGS, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

AIRTEX INDUSTRIES, LLC,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

AIRTEX PRODUCTS, LP,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

CHAMPION LABORATORIES, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

ASC HOLDCO, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

[Signature Page to Amendment No. 1 to UCI Credit Agreement]

ASC INDUSTRIES, INC.,

by
/s/ Keith Alan Zar
Name: Keith Alan Zar
Title: Vice President and Secretary

[Signature Page to Amendment No. 1 to UCI Credit Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, individually and as Administrative Agent by
/s/ Robert Hetu
Name: Robert Hetu
Title: Authorized Signatory

by
/s/ Robert Hetu
Name: Robert Hetu
Title: Authorized Signatory

[Signature Page to Amendment No. 1]

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Ace European Group Limited

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: VP – Leveraged Finance Operations Team

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Aetna Health Inc.

BY: BlackRock Financial Management, Inc., Its Investment Manager

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Aetna Health Management, LLC

BY: BlackRock Financial Management, Inc., Its Investment Manager

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Ascension Alpha Fund, LLC

BY: Pioneer Institutional Asset Management

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Ascension Health Master Pension Trust

BY: Pioneer Institutional Asset Management

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	ATRIUM IX

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	ATRIUM V

BY: Credit Suisse Asset Management, LLC, as collateral manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	ATRIUM VII

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	ATRIUM X

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	ATRIUM XI

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Bank of America, N.A.

by
/s/ Andrew L. Massaro
Name: Andrew L. Massaro
Title: Assistant Vice President

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Black Diamond CLO 2005-2 Ltd.

BY: Black Diamond CLO 2005-2 Adviser, L.L.C.

As its Collateral Manager

by
/s/ Stephen H. Deckoff
Name: Stephen H. Deckoff
Title: Managing Principal

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Debt Strategies Fund, Inc.

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Defined Opportunity Credit Trust

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Floating Rate Income Strategies Fund, Inc.

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Floating Rate Income Trust

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Funds II, BlackRock Floating Rate Income Portfolio

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Secured Credit Portfolio of BlackRock Funds II

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Senior Floating Rate Portfolio

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Senior Income Series IV

BY: BlackRock Financial Management, Inc., its Collateral Manager

by

/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlackRock Senior Income Series V Limited

BY: BlackRock Financial Management, Inc., its Sub-Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlueMountain CLO III, LTD

BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

Its Collateral Manager

by
/s/ Meghan Fornshell
Name: Meghan Fornshell
Title: Operations Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	BlueMountain CLO II, LTD

BY: BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

Its Collateral Manager

by
/s/ Meghan Fornshell
Name: Meghan Fornshell
Title: Operations Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Carlyle Daytona CLO, Ltd.

by
/s/ Michael Hadley
Name: Michael Hadley
Title: Principal

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Carlyle Global Market Strategies CLO 2011-1, Ltd.

by
/s/ Michael Hadley
Name: Michael Hadley
Title: Principal

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Carlyle Global Market Strategies CLO 2012-1, Ltd.

by
/s/ Michael Hadley
Name: Michael Hadley
Title: Principal

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Carlyle McLaren CLO, Ltd.

by
/s/ Michael Hadley
Name: Michael Hadley
Title: Principal

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Cedar Funding II CLO Ltd

by
/s/ Lisa Baltagi
Name: Lisa Baltagi
Title: Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Cedar Funding IV CLO Ltd

by
/s/ Lisa Baltagi
Name: Lisa Baltagi
Title: Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Cedar Funding Ltd

by
/s/ Lisa Baltagi
Name: Lisa Baltagi
Title: Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Blue Shield of California

by
/s/ David Ardini
Name: DAVID ARDINI
Title: ASST. VICE PRESIDENT

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin CLO V, Ltd.

by
/s/ David Ardini
Name: DAVID ARDINI
Title: FRANKLIN ADVISERS, INC. AS COLLATERAL MANAGER VICE PRESIDENT

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Nebraska Investment Council

by
/s/ David Ardini
Name: DAVID ARDINI
Title: FRANKLIN ADVISERS, INC. AS COLLATERAL MANAGER VICE PRESIDENT

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Templeton Series II Funds – Franklin Floating Rate II Fund

by
/s/ Justin Ma
Name: Justin Ma
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Floating Rate Master Trust – Franklin Floating Rate Master Series

by
/s/ Justin Ma
Name: Justin Ma
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Limited Duration Income Trust

by
/s/ Justin Ma
Name: Justin Ma
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Investors Series Trust - Franklin Floating Rate Daily Access Fund

by
/s/ Justin Ma
Name: Justin Ma
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Templeton Total Return FDP Fund of FDP Series, Inc.

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Commonwealth Fixed Interest Fund 17

by
/s/ Rabie Abas
Name: Justin Ma
Title: Attorney

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Met Investors Series Trust – Met/Franklin Low Duration Total Return Portfolio

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Lincoln Variable Insurance Products Trust – LVIP Global Income Fund

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Kansas Public Employees Retirement System

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Templeton Series II Funds – Franklin Upper Tier Floating Rate Fund

by
/s/ Hague Van Dillen
Name: Hague Van Dillen
Title: Authorized Signer

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Bisset Bond Fund

by
/s/ Heather McOuatt
Name: Heather McOuatt
Title: V.P., Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Strategic Series-Franklin Strategic Income Fund

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Bisset Corporate Bond Fund

by
/s/ H. McOuatt
Name: H. McOuatt
Title: V.P., Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Strategic Income Fund (Canada)

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Bisset Canadian Short Term Bond Fund

by
/s/ Heather McOuatt
Name: Heather McOuatt
Title: V.P., Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Templeton Variable Insurance Products Trust-Franklin Strategic Income VIP Fund

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Investors Securities Trust-Franklin Real Return Fund

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Franklin Investors Securities Trust-Franklin Low Duration Total Return Fund

by
/s/ Alex Guang Yu
Name: Alex Guang Yu
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

by
/s/ Robert Hetu
Name: Robert Hetu
Title: Authorized Signatory

by
/s/ Lingzi Huang
Name: Lingzi Huang
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	CREDIT SUISSE DOLLAR SENIOR LOAN FUND, LTD.

BY: Credit Suisse Asset Management, LLC, as its investment manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	CREDIT SUISSE FLOATING RATE HIGH INCOME FUND

BY: Credit Suisse Asset Management, LLC, as its investment advisor by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Credit Suisse Loan Funding

by
/s/ Robert Healey
Name: Robert Healey
Title: Authorized Signatory

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Deutsche Floating Rate Fund

BY: Deutsche Investment Management Americas Inc.

Investment Advisor

by
/s/ Mark Kim
Name: Mark Kim
Title: Vice President

For any Lender requiring a second signature line:

by
/s/ Eric Meyer
Name: Eric Meyer
Title: Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Federated Bank Loan Core Fund

by
/s/ B. Anthony Delserone, Jr.
Name: B. Anthony Delserone, Jr.
Title: Vice President

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Flagship CLO V

BY: Deutsche Investment Management Americas Inc.

(as successor in interest to Deutsche Asset Management, Inc.)

As Collateral Manager

by
/s/ Mark Kim
Name: Mark Kim
Title: Vice President

For any Lender requiring a second signature line:

by
/s/ Eric Meyer
Name: Eric Meyer
Title: Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Flagship CLO VI

BY: Deutsche Investment Management Americas Inc.

As Collateral Manager

by
/s/ Mark Kim
Name: Mark Kim
Title: Vice President

For any Lender requiring a second signature line:

by
/s/ Eric Meyer
Name: Eric Meyer
Title: Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Flagship VII Limited

BY: Deutsche Investment Management Americas Inc.

As Investment Manager

by
/s/ Mark Kim
Name: Mark Kim
Title: Vice President

For any Lender requiring a second signature line:

by
/s/ Eric Meyer
Name: Eric Meyer
Title: Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Harbourview CLO 2006-1

by
/s/ Sherry Settle
Name: Sherry Settle
Title: AVP

Brown Brothers Harriman & Co. acting as agent for OppenheimerFunds, Inc.

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	HSBC Bank USA, National Association

by
/s/ David A. Mandell
Name: David A. Mandell
Title: Managing Director

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Ironshore Inc.

BY: BlackRock Financial Management, Inc., its Investment Advisor

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM V, Ltd. By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM VI, Ltd. By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM X Limited Partnership By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM XI Limited Partnership By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM XIV Limited Partnership By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM XV Limited Partnership By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	LCM XVI Limited Partnership By: LCM Asset Management LLC As Collateral Manager

by
/s/ Sophie A. Venon
Name: Sophie A. Venon
Title: LCM Asset Management LLC

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	MADISON PARK FUNDING V, LTD.

BY: Credit Suisse Asset Management, LLC, as collateral manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	MADISON PARK FUNDING VI, LTD.

BY: Credit Suisse Asset Management, LLC, as collateral manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	MADISON PARK FUNDING VII, LTD.

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Madison Park Funding XVI, Ltd.

BY: Credit Suisse Asset Management, LLC, as portfolio manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Magnetite VI, Limited

BY: BlackRock Financial Management, Inc., its Collateral Manager

by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Met Investors Series Trust – Pioneer Strategic Income Portfolio

BY: Pioneer Institutional Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	MT. WILSON CLO II, LTD.

BY: Western Asset Management Company as Investment Manager and Agent

by
/s/ Joanne Dy
Name: Joanne Dy
Title: Authorized Signatory

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Nomura Global Manager Select – Bank Loan Fund

BY: Deutsche Investment Management Americas Inc.,

Its Investment Sub-Advisor

by
/s/ Mark Kim
Name: Mark Kim
Title: Vice President

For any Lender requiring a second signature line:

by
/s/ Eric Meyer
Name: Eric Meyer
Title: Portfolio Manager

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Pioneer Diversified High Income Trust

BY: Pioneer Institutional Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Pioneer Floating Rate Fund

BY: Pioneer Institutional Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Pioneer Floating Rate Trust

BY: Pioneer Institutional Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Pioneer Strategic Income Fund

BY: Pioneer Institutional Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	QUALCOMM Global Trading Pte. Ltd.

BY: Credit Suisse Asset Management, LLC, as investment manager by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	SENIOR SECURED FLOATING RATE LOAN FUND

BY: Credit Suisse Asset Management, LLC, the Portfolio Manager for

Propel Capital Corporation, the manager for

Senior Secured Floating Rate Loan Fund

by
/s/ Thomas Flannery
Name: Thomas Flannery
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Stellar Performer Global Series W - Global Credit

BY: Wellington Management Company, LLP as its Investment Advisor

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Stichting Pensioenfonds Medische Specialisten

BY: Pioneer Institutional Asset Management, Inc.

As its adviser

by
/s/ maggie begley
Name: maggie begley
Title: Vice President and Associate General Counsel

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	SunAmerica Senior Floating Rate Fund, Inc.

BY: Wellington Management Company, LLP as its Investment Advisor

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	TRALEE CDO I LTD

BY: Par-Four Investment Management, LLC

As Collateral Manager

by
/s/ Dennis Gorczyca
Name: Dennis Gorczyca
Title: Managing Director

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Transamerica Floating Rate,

BY: Aegon USA Investment Management, LLC

As Investment Manager

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	UMC Benefit Board, Inc.

BY: Wellington Management Company, LLP as its Investment Advisor

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	UnitedHealthcare Insurance Company

BY: BlackRock Financial Management Inc.; its investment manager by
/s/ Dale Fieffe
Name: Dale Fieffe
Title: VP – Leveraged Finance Operations Team

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Wellington Management Portfolios (Luxembourg) IV SICAV - FIS - Multi-Sector Credit Portfolio

BY: Wellington Management Company, LLP as its Investment Adviser

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

SIGNATURE PAGE TO

AMENDMENT NO. 1 DATED AS OF

THE DATE FIRST WRITTEN ABOVE

TO THE UCI INTERNATIONAL, LLC

CREDIT AGREEMENT

Name of Lender:	Wellington Trust Company, National Association Multiple Common Trust Funds Trust- Opportunistic Fixed Income Allocation Portfolio

BY: Wellington Management Company, LLP as its Investment Advisor

by
/s/ Jessica Gravel
Name: Jessica Gravel
Title: Analyst

For any Lender requiring a second signature line:

by

Name:
Title:

EXHIBIT A

EXHIBIT N-1

[FORM OF]

BORROWING SUBSIDIARY AGREEMENT dated as of [●], 20[●], among UCI INTERNATIONAL, LLC, a Delaware limited liability company (formerly known as UCI International, Inc.), UCI HOLDINGS LIMITED, a New Zealand limited liability company, [Name of Borrowing Subsidiary], a [                    ] (the “New Borrowing Subsidiary”) and CREDIT SUISSE AG, as administrative agent (in such capacity, the “Administrative Agent”)1.

Reference is hereby made to the Credit Agreement dated as of January 26, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among UCI INTERNATIONAL, LLC, a Delaware limited liability company (formerly known as UCI International, Inc., as successor by merger to UNCLE ACQUISITION 2010 CORP), UCI HOLDINGS LIMITED, a New Zealand limited liability company, UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, UCI ACQUISITION HOLDINGS (NO. 2) CORP, a Delaware corporation, the Subsidiary Guarantors, the Lenders and CREDIT SUISSE AG, as administrative agent. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

Pursuant to Section 9.19 of the Credit Agreement, the Lenders have agreed, upon the terms and subject to the conditions therein set forth, to [make Revolving Loans, Incremental Term Loans or Incremental Revolving Loans to any Wholly Owned Subsidiary of Holdings or of any Borrower that Holdings or such Borrower shall designate as a Borrower and Holdings, the Borrowers and the New Borrowing Subsidiary desire that the New Borrowing Subsidiary become a Borrower] [permit Holdings or any Borrower to designate one or more of its Wholly Owned Subsidiaries as an additional Borrower under the Credit Agreement with respect to the Term Loans and Holdings and the Closing Date Borrower desire that [                    ] become Borrower[s] under the Credit Agreement with respect to the Term Loans]. Holdings and the Borrowers represent that the New Borrowing Subsidiary is a Wholly Owned Subsidiary of Holdings or one of the Borrowers. Each of Holdings, the Borrowers and the New Borrowing Subsidiary represents and warrants that the representations and warranties of Holdings and the Borrowers in the Credit Agreement relating to the New Borrowing Subsidiary and this Agreement are true and correct in all material respects on and as of the date hereof with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date. Holdings and the Borrowers agree that the Guarantees of the Guarantors contained in the Credit Agreement will apply to the Obligations of the New Borrowing Subsidiary. Upon execution of this Agreement by each of Holdings, the Borrowers and the New Borrowing Subsidiary and, if the New Borrowing Subsidiary is not already a Loan Party, upon such New Borrowing Subsidiary becoming a Loan Party by executing the Guarantor Joinder and

[1]	To add reference to any Borrower previously designated to be a Borrower pursuant to a Borrowing Subsidiary Agreement.

each applicable Loan Document in favor of the Collateral Agent, the New Borrowing Subsidiary shall be a party to the Credit Agreement and shall constitute a “Borrower” for all purposes of the Credit Agreement.

[In accordance with Section 9.19(c) of the Credit Agreement, [Revolving Loans][Swingline Loans] may be made to, and Letters of Credit are to be issued for the account of, the New Borrowing Subsidiary in [specify applicable currency]. In connection therewith, the following provisions shall be deemed to be incorporated by reference in the Credit Agreement: [●2]]3

This Agreement and all controversies and claims in connection herewith shall be governed by and construed in accordance with the laws of the State of New York.

[2]	[Applicable administrative, rate setting and other loan funding and payment provisions to be included, subject to agreement by the Administrative Agent.]
[3]	Delete if not applicable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized officers as of the date first appearing above.

UCI INTERNATIONAL, LLC

by

Name:
Title:

UCI HOLDINGS LIMITED[4],

by

Name:
Title:

[●],

by

Name:
Title:

[●],

by

Name:
Title:

[●],

by

Name:
Title:

[4]	To add signature block for any Borrower previously designated to be a Borrower pursuant to a Borrowing Subsidiary Agreement.

[●],

by

Name:
Title:

[●],

by

Name:
Title:

[NAME OF NEW BORROWING SUBSIDIARY],

by

Name:
Title:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent, Swingline Lender and Issuing Bank,

by

Name:
Title:

by

Name:
Title:

EXHIBIT N-2

[FORM OF]

BORROWING SUBSIDIARY TERMINATION

Credit Suisse AG,

as Administrative Agent

for the Lenders referred to below

Eleven Madison Avenue

New York, NY 10010

[Date]

Ladies and Gentlemen:

UCI HOLDINGS LIMITED, a New Zealand limited liability company (“Holdings”), refers to the Credit Agreement dated as of January 26, 2011 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Holdings, UCI INTERNATIONAL, LLC, a Delaware limited liability company (formerly known as UCI International, Inc., as successor by merger to UNCLE ACQUISITION 2010 CORP), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, UCI ACQUISITION HOLDINGS (NO. 2) CORP, a Delaware corporation, the Subsidiary Guarantors, the Lenders and CREDIT SUISSE AG, as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

Holdings hereby terminates the status of [●] (the “Terminated Borrowing Subsidiary”) as a Borrower under the Credit Agreement [pursuant to Section 9.19(a)(ii) of the Credit Agreement]. [Holdings represents and warrants that no Loans made to, or Letters of Credit issued for the account of, the Terminated Borrowing Subsidiary are outstanding as of the date hereof and that all amounts payable by the Terminated Borrowing Subsidiary in respect of interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under the Credit Agreement) pursuant to the Credit Agreement have been paid in full on or prior to the date hereof.] [Holdings acknowledges that the Terminated Borrowing Subsidiary shall continue to be a Borrower until such time as the principal of and interest on each Loan made to the Terminated Borrowing Subsidiary, all Fees and all other expenses or amounts (other than indemnification and other contingent obligations for which no claim has been made) payable by the Terminated Borrowing Subsidiary under any Loan Document shall have been paid in full and all Letters of Credit issued for the account of the Terminated Borrowing Subsidiary have been canceled or have expired (unless cash collateralized or backstopped in a manner reasonably satisfactory to the Administrative Agent) and all amounts drawn thereunder have been reimbursed in full, provided that the Terminated Borrowing Subsidiary shall not have the right to make further Borrowings or to request additional Letters of Credit under the Credit Agreement.]

This instrument shall be construed in accordance with and governed by the laws of the State of New York.

Very truly yours,

UCI HOLDINGS LIMITED,

by

Name:
Title:

[TERMINATED BORROWING SUBSIDIARY],

by

Name:
Title: